IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

July 24, 2009

Mr. H. Christopher Owings
Assistant Director

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	IAC/InterActiveCorp Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 2, 2009 and Definitive Proxy Statement on Schedule 14A Filed on April 30, 2009
(File No. 000-20570)

Dear Mr. Owings:

This letter includes the responses of IAC/InterActiveCorp (the “Company” or “IAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding those filings of the Company referenced above, which were delivered to IAC in a comment letter dated July 7, 2009.  For your convenience, we have included in this letter the text of the Staff’s comments followed by the responses of the Company.  Unless otherwise indicated below, IAC will comply with the Staff’s comments in future filings, as applicable, by including the proposed revisions described herein in such filings.

Annual Report on Form 10-K

Item 1.  Business, page 1

1.         You state on page 16 that you consider your “intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property, as critical” to your success.  Please disclose the importance of such intellectual property with respect to each of your business segments, as well as the duration and effect of all patents, trademarks and licenses.  Refer to Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company will expand the risk factor disclosure that appears on pages 16 and 17 of its annual report on Form 10-K for the fiscal year ended December 31, 2008 in future filings to include a discussion of the importance of certain intellectual property with respect to each of its principal reporting segments.  The proposed revised risk factor disclosure, with additions appearing in all bold and italics and deletions appearing in brackets, is as follows:

We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our intellectual property rights, including [patents, service marks, trademarks and domain names, copyrights, trade secrets] trademarks and domain names, trade secrets, patents, copyrights and other similar intellectual property, as critical to our success.  [We also rely heavily upon software codes, informational databases and other components that make up our various products and services.]

For example, the businesses within our principal reporting segments, our Media & Advertising, Match and ServiceMagic reporting segments, rely heavily upon their principal trademarks (primarily Ask.com, FunWebProducts, Match.com, ServiceMagic.com and related domain names and logos), through which they market their services and strive to build and maintain brand loyalty and recognition.  So long as these businesses continue to use these trademarks to identify their products and services and renew related trademark registrations upon their expiration, they will continue to have related trademark protections indefinitely under current trademark laws, rules and regulations.

The businesses within our Media & Advertising segment also rely heavily upon trade secrets, primarily search algorithms through which organic search results are generated.  To a lesser extent, these businesses also rely upon patented and patent-pending proprietary technologies and processes, primarily those relating to search-related products and services, with expiration dates for patented technologies ranging from [YEAR] to [YEAR], and copyrighted material, primarily emoticons, characters and other content that is incorporated into, and used in connection with the marketing of, downloadable toolbars generally.

Our Match segment also relies upon patent-pending proprietary technologies relating to matching process systems and related features, products and services.  Our ServiceMagic segment also relies heavily upon trade secrets, primarily the matching algorithm through which members of its network of home service professionals are matched with consumers, as well as related patented proprietary technologies with expiration dates ranging from [YEAR] to [YEAR].

We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect [these] our various proprietary rights.  For example, we have generally registered and continue to apply to register and renew, or secure by contract when appropriate, trademarks and service marks as they are developed and used, and reserve, register and renew domain names as we deem appropriate.  Effective trademark protection may not be available or may not be sought in every country in which products and services are made available and contractual disputes may affect the use of marks governed by private contract.  Similarly, not every variation of a domain name may be available or be registered, even if available.

We also generally seek to apply for patents or for other similar statutory protections as and if we deem appropriate, based on then current facts and circumstances, and will continue to do so in the future.  No assurances can be given that any patent application we have filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors with similar technology.  In addition, no assurances can be given that third parties will not create new products or methods that achieve similar result without infringing upon patents owned by us.

Despite these precautions, our intellectual property rights may still not be protected in a meaningful manner, challenges to contractual rights could arise or third parties could [it may be possible for a third party to] copy or otherwise obtain and use our [trade secrets or copyrighted] intellectual property without authorization [which, if discovered, might require legal action to correct].  The occurrence of any of these events could result in the erosion of our brand names and limitations on our ability to control marketing on or through the internet using our various domains, as well as impact our ability to effectively compete against competitors with similar technologies, any of which could adversely affect our business, financial condition and results of operations.  [In addition, no assurances can be given that third parties will not independently and lawfully develop substantially similar intellectual properties.]

[We have generally registered and continue to apply to register, or secure by contract when appropriate, trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate.  While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract.  Similarly, not every variation of a domain name may be available or be registered, even if available.  Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of our brand names and limit our ability to control marketing on or through the internet using our various domain names, which could adversely affect our business, financial condition and results of operations.]

[Some of our businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions.  We generally seek to apply for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or inventions are identified and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant.  The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain.  Accordingly, no assurances can be given that any patent application we have filed will result in a patent being issued, or that any existing or future patents will afford adequate protection against competitors with similar technology.  In addition, no assurances can be given that third parties will not create new products or methods that achieve similar result without infringing upon patents owned by us.]

From time to time, we have been subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement and misuse of the [trademarks, copyrights, patents and other] intellectual property rights of third parties.  In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect our trade secrets or to determine the validity and scope of proprietary rights claimed by others.  Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations.  Patent litigation tends to be particularly protracted and expensive.

Item 1A.  Risk Factors, page 10

2.         Please include a risk factor describing the risks to investors associated with being a controlled company.

In response to the Staff’s comment, the Company will expand the risk factor disclosure that appears on page 10 of its annual report on Form 10-K for the fiscal year ended December 31, 2008 (which contains disclosure regarding risks to investors associated with IAC being a controlled company) in future filings to include a discussion of the risks to investors associated with the Company’s reliance on exemptions for controlled companies from certain Nasdaq corporate governance requirements.  The proposed revised risk factor disclosure, with additions appearing in all bold and italics, is as follows:

Mr. Diller currently controls IAC.  If Mr. Diller ceases to control IAC, Liberty Media Corporation may effectively control IAC.

Subject to the terms of an amended and restated stockholders agreement between Mr. Diller and Liberty, Mr. Diller has an irrevocable proxy to vote shares of IAC common stock and IAC Class B common stock held by Liberty.  Accordingly, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of IAC stockholders (other than with respect to the election by the holders of IAC common stock of 25% of the members of IAC’s Board of Directors and matters as to which Delaware law requires a separate class vote). Upon Mr. Diller’s permanent departure from IAC, the irrevocable proxy terminates and, depending upon the capitalization of IAC at such time, Liberty may effectively control the voting power of the capital stock of IAC through its ownership of IAC common stock and IAC Class B common stock.

In addition, under an amended and restated governance agreement among IAC, Liberty and Mr. Diller, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that IAC’s ratio of total debt to EBITDA (as defined in the governance agreement) equals or exceeds 4:1 over a continuous 12-month period.  While neither of Mr. Diller nor Liberty may currently exercise this right, no assurances can be given that this right will not be triggered in the future, and if so, that Mr. Diller and Liberty will consent to any of the limited matters at such time, in which case IAC would not be able to engage in transactions or take actions covered by this consent right.

As a result of Mr. Diller’s ownership interests and voting power, and Liberty’s ownership interests and voting power upon Mr. Diller’s permanent departure from IAC, Mr. Diller is currently, and in the future Liberty may be, in a position to control or influence significant corporate actions, including without limitation, corporate transactions such as mergers, business combinations or dispositions of assets and determinations with respect to IAC’s significant business direction and policies.  This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to IAC, which could adversely affect the market price of IAC securities.

Furthermore, given this concentrated control, IAC falls within the definition of a “Controlled Company” for purposes of the Marketplace Rules of The Nasdaq Stock Market (the “Marketplace Rules”).  As a Controlled Company, IAC is permitted, and has elected, to opt out of certain corporate governance requirements in the Marketplace Rules applicable to non-controlled companies, specifically, those that would otherwise require (i) IAC’s board of directors to have a majority of “independent” directors (within the meaning of the Marketplace Rules) and (ii) nominations to IAC’s board of directors to be selected, or recommended for selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors.  Accordingly, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Marketplace Rules.

Item 2. Properties, page 18

3.         Please confirm that you have not described the location and general character of each of your properties because you have determined that such properties are not “materially important physical properties” for you or your subsidiaries, or revise.  Refer to Item 102 of Regulation S-K.

The Company confirms that it has not described the location and general character of each of its properties in historical filings because it had determined that such properties were not “materially important physical properties” for IAC and its subsidiaries.  The Company will continue to evaluate whether any of its properties is a materially important physical property for IAC and its subsidiaries in light of then current facts and circumstances and if so, disclose the location and general character of such properties in future filings.

Financial Position, Liquidity and Capital Resources, page 39

4.         Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.  Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

The Company has noted the Staff’s comments.  We respectfully submit that, following the spin-off of HSN, Inc. in August 2008, the Company’s retail operating businesses are no longer significant to IAC and its subsidiaries.  For example, retailing businesses that remained with IAC following the spin-off of HSN, Inc. represented approximately 7% and 4% of IAC’s consolidated revenues and Operating Income Before Amortization, respectively, in 2008, and we expect comparable levels of contribution to consolidated revenues and Operating Income Before Amortization in 2009.  In addition, the Company does not believe that any of its other current businesses are exposed in any material way to events and trends in the retailing sector.  Accordingly, absent further comment from the Staff, the Company does not intend, absent a change in facts and circumstances, to expand its disclosure in the manner suggested above in any future filings.

Exhibits

5.         Please file the following related party agreements as exhibits to your Form 10-K: (i) the 2001 agreement between you and Mr. Diller with respect to the construction of a screening room on Mr. Diller’s property, (ii) the agreement pursuant to which Interval made payments to Arise Virtual Solutions for call center services, and (iii) the agreement pursuant to which HSN made payments to Warner Music Group for music products.  In addition, please incorporate by reference to your Form 10-K the agreements between you and Liberty Media Corporation filed as Exhibit 10.1 to your Form 8-K filed January 15, 2008 and Exhibit 10.1 to your Form 8-K filed May 16, 2008.

The Company has noted the Staff’s comments.  While the Company understands that ordinary course agreements to which directors and officers are a party must generally be filed as exhibits to filings on Form 10-K in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K, it has not filed the agreement referred to in (i) above as an exhibit to its historical filings on Form 10-K in reliance on the exemption set forth in Item 601(b)(10)(ii) of Regulation S-K, which provides that an ordinary course agreement with a directors and/or officer “… shall be filed except where immaterial in amount or significance.”  If Mr. Diller’s repurchase option would have been triggered/ were to be triggered in the future, the purchase price (equal to the then depreciated book value of the construction costs to acquire the facilities) would have been/would be immaterial to both the Company and Mr. Diller.  Accordingly, absent further comment from the Staff, we respectfully submit that the Company intends to continue to rely upon the exemption set forth in Item 601(b)(10)(ii) of Regulation S-K in connection with future filings.

Further, while entities affiliated with a current director are parties to the agreements referred to in (ii) and (iii) above, both counterparties to such agreements, HSN, Inc. and Interval Leisure Group, Inc., ceased to be subsidiaries of (or otherwise affiliated) with IAC following the spin-off of these entities in August 2008.  And when these entities were IAC subsidiaries, both of these agreements were determined to be immaterial in both amount and significance to IAC and its subsidiaries as a whole and were not filed as exhibits to historical filings on Form 10-K in reliance on the exemption discussed above.  Accordingly, absent further comment from the Staff, we respectfully submit that the Company does not intend to file such agreements as exhibits to future filings on Form 10-K.

Lastly, in response to the Staff’s comment regarding the agreements between IAC and Liberty Media Corporation filed as Exhibit 10.1 to IAC’s Form 8-K filed January 15, 2008 and Exhibit 10.1 to IAC’s Form 8-K filed May 16, 2008, the Company will incorporate such agreements by reference into future filings on Form 10-K.

Definitive Proxy Statement on Schedule 14A

Proposal 1 — Election of Directors, page 5

Corporate Governance, page 7

6.   You state that you are “relying on the exemption for Controlled Companies from certain Nasdaq requirements.”  Please revise your disclosure to identify the corporate governance requirements from which you are exempt as a result of your status as a controlled company.  In addition, please note that controlled companies are not exempt from the corporate governance requirements regarding audit committees; as such, your audit committee is required to be composed of three members, all of whom are independent.  Please advise.

In response to the Staff’s comment, the Company will revise the disclosure referred to above in future filings to include a discussion of those Nasdaq corporate governance requirements from which IAC is exempt as a result of its status as a controlled company.  The proposed revised disclosure, with additions appearing in all bold and italics and deletions appearing in brackets, is as follows:

Controlled Company Status.  IAC is subject to the Marketplace Rules of The Nasdaq Stock Market (the “Marketplace Rules”), which [exempt] permit “Controlled Companies” [from] to elect to opt out of certain Nasdaq corporate governance requirements.  A Controlled Company is a company of which more than 50% of the voting power is held by an individual, group or another company.

Pursuant to an amended and restated stockholders agreement between Mr. Diller and Liberty, Mr. Diller, through shares owned by him as well as those beneficially owned by Liberty as of the record date, generally controls the vote on approximately [20.0]% of IAC common stock and 100% of IAC Class B common stock and, consequently, approximately [58.4]% of the combined voting power of the outstanding IAC capital stock.  Mr. Diller and Liberty have filed Statements of Beneficial Ownership on Schedule 13D (and related amendments) relating to their respective IAC holdings and related voting arrangements with the SEC.

On this basis, IAC is [relying on the exemption for Controlled Companies from certain Nasdaq requirements] a Controlled Company for purposes of the Marketplace Rules, and in this capacity has elected to opt out of those corporate governance requirements that would otherwise require (i) IAC’s board of directors to have a majority of “independent” directors (within the meaning of the Marketplace Rules) and (ii) nominations to IAC’s board of directors to be selected, or recommended for selection, either by a nominating committee comprised entirely of independent directors or by a majority of independent directors.

In addition, the Company is aware that it is subject to Nasdaq corporate governance requirements regarding audit committees, as well as the related disclosure obligations under the Exchange Act relating to correspondence received from Nasdaq regarding its compliance with these requirements.

Please note that following the resignation of an IAC board and audit committee member in late February 2009, after which IAC was left with only two independent directors serving on its audit committee, IAC contacted Nasdaq and filed a series of Form 8-Ks (filed on February 27, 2009, March 13, 2009 and June 25, 2009) disclosing the resignation, IAC’s notice from Nasdaq that it was no longer in compliance with Nasdaq’s audit committee composition requirements and, upon the appointment of a new independent director to IAC’s board of directors and audit committee in June 2009, IAC’s notice from Nasdaq that it has regained compliance with Nasdaq’s audit committee composition requirements.

IAC has historically complied with Nasdaq corporate governance requirements regarding audit committees, as well as its related disclosure obligations under the Exchange Act relating to correspondence received from Nasdaq regarding its compliance with these requirements, and intends to continue to do in the future.

Compensation Discussion and Analysis, page 16

7.         Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

In response to the Staff’s comment, the Company will include the disclosure required by Item 407(e)(4) of Regulation S-K in future filings.

Security Ownership of Certain Beneficial Owners and Management, page 42

8.         Please revise the table to disclose the percent of the class owned by each beneficial owner, as opposed to the percentage of votes for all classes owned by each beneficial owner.  In addition, please disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table are determined.

In response to the Staff’s comment, the Company will (i) revise the table to clarify that the columns on the left under the Common Stock and Class B Common Stock headings represent the percent of the class owned by each beneficial owner and (ii) disclose the total number of outstanding shares of common stock and Class B common stock on which the ownership percentages in the table are determined by way of a footnote to the table, in each case, in future filings.

The proposed revised tabular disclosure is as follows:

	IAC Common Stock		IAC Class B Common Stock		Percent of Votes
Name and Address of Beneficial Owner	Number of Shares Owned	% of Class Owned	Number of Shares Owned	% of Class Owned	(All Classes) %

Certain Relationships and Related Person Transactions, page 44

9.         We note your disclosure that your management is required to determine whether any proposed transaction with a “related person” (as defined in Item 404 of Regulation S-K) falls within the definition of “transaction” (as defined in Item 404 of Regulation S-K) and, if so, to review it with the audit committee.  Please also discuss the bases on which your management and the audit committee review, approve and ratify such transactions.

In response to the Staff’s comment, the Company will revise the disclosure referred to above in future filings to include a discussion of the bases on which its management and audit committee review related person transactions in future filings.  The proposed revised disclosure, with additions appearing in all bold and italics, is as follows:

Review of Related Person Transactions

Since December 2006, the Audit Committee has had a formal, written policy governing the review and approval of related person transactions.  The current policy, which was adopted in February 2008, requires an appropriate review of all related person transactions by the Audit Committee, as required by Marketplace Rules governing conflict of interest transactions.  For purposes of this policy, as amended, consistent with the Marketplace Rules, the terms “related person” and “transaction” are determined by reference to Item 404(a) of Regulation S-K under the Securities Act of 1933, as amended (“Item 404”).  During [YEAR], in accordance with this policy, Company management was required to determine whether any proposed transaction, arrangement or relationship with a related person fell within the definition of “transaction” set forth in Item 404, and if so, review such transaction with the Audit Committee.  In connection with such determinations, Company management and the Audit Committee consider (i) the parties to the transaction and the nature of their affiliation with IAC and the related person, (ii) the dollar amount involved in the transaction, (iii) the material terms of the transaction, including whether the terms of the transaction are ordinary course and/or otherwise negotiated at arms’ length, (iv) whether the transaction is material, on a quantitative and/or qualitative basis, to IAC and/or the related person and (v) any other facts and circumstances that management or the Audit Committee deem appropriate.

*              *              *              *

In addition, IAC acknowledges that:

•                  IAC is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  IAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212.314.7376 (phone), 212.632.9551 (fax) or gregg.winiarski@iac.com if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Gregg Winiarski

Gregg Winiarski
Senior Vice President & General Counsel

cc:           Lilyanna L. Peyser, Securities and Exchange Commission

                Thomas McInerney, Chief Financial Officer, IAC/InterActiveCorp